**SEATTLE GUMMY COMPANY/WEFUNDER**

**PREFERRED STOCK SUBSCRIPTION AGREEMENT**

THIS PREFERRED STOCK SUBSCRIPTION AGREEMENT (this "**Agreement**"), is made as of [EFFECTIVE DATE] by and among Seattle Gummy Company, a Washington corporation (the "**Company**") and the undersigned investor (the "**Subscriber**").

The parties hereby agree as follows:

1.  Purchase and Sale of Preferred Stock.

    1.1  Restated Certificate; Authorization.

    (a)  The Company shall adopt and file with the Secretary of State of the State of Washington before the Initial Closing (as defined below) the Amended and Restated Certificate of Incorporation in the form of Exhibit A attached to this Agreement (the "**Restated Certificate**").

    (b)  On or prior to the Closing, the Company shall have authorized (i) the sale and issuance to the Subscribers of shares of its Preferred Stock, $0.001 par value per share (the "**Preferred Stock**") and (ii) the issuance of shares of Common Stock to be issued upon conversion of the shares of Preferred Stock (the "**Conversion Shares**").

    1.2  Closings.

    (a)  Subject to the terms and conditions of this Agreement, Subscriber agrees to purchase, and the Company agrees to sell and issue to such Subscriber at a purchase price of $19.20 per share certain number shares of Preferred Stock for a certain amount as further detailed in the undersigned SIGNATURE PAGE. The shares of Preferred Stock issued to the Subscribers pursuant to this Agreement at this Closing and any Subsequent Closings (each, as defined below) shall be referred to in this Agreement as the "**Shares**."

    (b)  The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, on the date of this Agreement, or at such other time and place as the Company and the Subscribers mutually agreed upon, orally or in writing (which time and place are designated as the "**this Closing**").

    (c)  If any Shares remain unsold after this Closing, the Company may sell, on the substantially similar financial terms and conditions as those contained in this Agreement, up to the balance of the unsold Shares in one or more Closings (each, a "**Subsequent Closing**" and, together with this Closing, each a "**Closing**") to one or more investors reasonably acceptable to Subscribers holding a majority of the then outstanding Shares, provided that each Subsequent Closing is consummated prior to a date that is not more than 180 days after this Closing.

    (d)  At each Closing, the Company shall update the capital table to reflect the number of Shares purchased at the Closing and the parties purchasing such Shares, and shall deliver, upon request, to any Subscriber a certificate representing the Shares being purchased by such Subscriber at such Closing against payment of the purchase price to the Company according to the instructions provided by

Wefunder.

1.3     Use of Proceeds. The Company will use the proceeds from the sale of the Shares for general working capital purpose, as set forth in budgets approved by the Company's Board of Directors.

1.4     Defined Terms Used in this Agreement.  In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a)     "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, limited partner, member, employee, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.  For purposes of this definition, the term "control" when used with respect to any Person means the power to direct the management or policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" shall have meanings correlative to the foregoing.

(b)     "**Code**" means the Internal Revenue Code of 1986, as amended.

(c)     "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Regulation Crowdfunding promulgated under the Securities Act, any Person listed in 17 CFR Part 227.

(d)     "**Company Intellectual Property**" means all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and any and all such cases that are owned by the Company, used by the Company or necessary to the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(e) "**Knowledge**" including the phrase "**to the Company's knowledge**" shall mean the actual knowledge of any Key Employee after reasonable investigation.

(f) "**Material Adverse Effect**" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, prospects or results of operations of the Company.

(g) "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(h) "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

2. <u>Representations and Warranties of the Company</u>.  The Company hereby represents and warrants to each Subscriber that the following representations are true and complete as of the date of the Initial Closing

2.1 <u>Organization, Good Standing, Corporate Power and Qualification</u>.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted.  The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2 <u>Capitalization</u>.

(a) The authorized capital of the Company consists, immediately prior to the Initial Closing and after giving effect to the Restated Certificate, of:

(i) 30,000,000 shares of common stock, $0.001 par value per share (the "**Common Stock**"), 2,320,487 shares of which are issued, among which 1,710,487 shares are outstanding prior to this Closing.  All the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

(ii) 10,000,000 shared of preferred stock, $0.001 par value per share (the "**Preferred Stock**"), 1,925,999 shares of which are issued, among which 1,205,999 shares are outstanding prior to this Closing.  The rights, privileges and preferences of the Preferred Stock and Conversion Shares are as stated in the Restated Certificate and as provided by the Washington Business Corporation Act (RCW23B).

(b) The Company has reserved 547,072 shares from the outstanding Common Stock, for issuance to officers, directors, employees, consultants, and advisors of the Company pursuant to its warrant or stock option plan substantially in the form of 2016 Equity Incentive Plan duly adopted by the Board of Directors and approved by the Company stockholders (the "**Stock Plan**").  Of such reserved shares of Common Stock, 17,544 shares have been issued pursuant to restricted stock purchase agreements, options to purchase 380,922 shares of Common Stock have been granted or are currently outstanding, and 166,150 shares of Common Stock remain available for issuance to officers, directors, employees, consultants and advisors pursuant to the Stock Plan.  The Company has furnished to the Subscribers complete and accurate copies of the Stock Plan and forms of agreements used thereunder.

2.3     Subsidiaries.  The Company currently owns 93.75% of 佳喜（北京）科技有限公司 (SGC (Beijing) Technology Co., Ltd.), a Chinese company.

2.4     Authorization.  All corporate action required to be taken by the Company's Board of Directors and stockholders in order to authorize the Company to enter into the this Agreement, and to issue the Shares at this Closing and the Conversion Shares, has been taken or will be taken prior to this Closing.  All action on the part of the officers of the Company necessary for the execution and delivery of this Agreement, the performance of all obligations of the Company hereunder to be performed as of this Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to this Closing. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5     Valid Issuance of Shares.  The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer.  Assuming the accuracy of the representations of the Subscribers in Section 3 of this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws.  The Conversion Shares have been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer. Based in part upon the representations of the Subscribers in Section 3 of this Agreement, the Conversion Shares will be issued in compliance with all applicable federal and state securities laws.

3     Representations and Warranties of the Subscribers. Each Subscriber hereby represents and warrants, severally and not jointly, to the Company that:          3.1     Authorization.  Such Subscriber has full power and authority to enter into this Agreement.  This Agreement, when executed and delivered by such Subscriber, will constitute valid and legally binding obligations of such Subscriber, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies..

3.2     Purchase Entirely for Own Account.  This Agreement is made with such Subscriber in reliance upon such Subscriber's representation to the Company, which by such Subscriber's execution of this Agreement, such Subscriber hereby confirms, that the Shares to be acquired by such Subscriber will be acquired for investment for such Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same.  By executing this Agreement, such Subscriber further represents that such Subscriber does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares. Such Subscriber has not been formed for the specific purpose of acquiring the Shares.

3.3     Disclosure of Information. Such Subscriber has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company's management. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Subscribers to rely thereon.

3.4     Restricted Securities. Such Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Subscriber's representations as expressed herein. Such Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, such Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Such Subscriber acknowledges that the Company has no obligation to register or qualify the Shares, or the Conversion Shares, for resale. Such Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of such Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

3.5     No Public Market. Such Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6     Legends. Such Subscriber understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all the following legends:

"THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

3.7     Foreign Investors. If such Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Code), such Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Such Subscriber's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of such Subscriber's jurisdiction.

3.9     Exculpation Among Subscribers. Such Subscriber acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. Such Subscriber agrees that neither any Subscriber nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Subscriber shall be liable to any other Subscriber for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.10    Residence.  If the Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of the Subscriber in which its principal place of business is identified in the address or addresses of the Subscriber provided by Wefunder.

4.    Conditions to the Subscribers' Obligations at Closing.  The obligation of each Subscriber to purchase Shares at each Closing is subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1    Representations and Warranties.  The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of the Closing.

4.2    Performance.  The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Closing.

4.3    Board of Directors.  The authorized size of the Board shall be four (4) members.  The Board shall be comprised of Connie Wan (who is holding a tie-breaking vote), a representative appointed by WaterStar Capital LLC (previously known as, WaterStone Capital Limited), a representative appointed by Speed Wise Investment Development, and a representative appointed by Creation profit Investments Limited.

4.4    Restated Certificate.  The Company shall have filed the Restated Certificate with the Secretary of State of Washington on or prior to the Initial Closing, which shall continue to be in full force and effect as of the Closing.

5.    Conditions of the Company's Obligations at Closing. The obligation of the Company to sell Shares to the Subscribers at each Closing is subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

5.1    Representations and Warranties.  The representations and warranties of the Subscribers contained in Section 3 shall be true and correct in all respects as of the Closing.

5.2    Performance.  The Subscribers shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before the Closing.

5.3    Qualifications.  All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

6.    Miscellaneous.

6.1    Survival of Warranties.  Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Subscribers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Initial Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Subscribers or the Company.

6.2     Successors and Assigns.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3     Governing Law.  This Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Washington as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the other internal laws of the State of Washington, without regard to its principles of conflicts of laws.

6.4     Counterparts.  This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5     Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.  The word "including" or words or phrases of similar intent shall be deemed to be followed by "without limitation" or words or phrases of similar intent, unless the context otherwise requires.  The word "or" shall be deemed to be nonexclusive, unless the context otherwise requires.

6.6     Notices.  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address provided by Wefunder or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 6.6.

6.8     Amendments and Waivers.  Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the Subscribers holding at least 50.1% of the shares of Preferred Stock.  Any amendment or waiver in accordance with this Section 6.8 shall be binding upon the Subscribers and each transferee of Shares (or the Conversion Shares), each future holder of all such securities and the Company.  Notwithstanding the foregoing, this Agreement may not be amended, and the observance of any term hereof may not be waived with respect to any Subscriber without the written consent of such Subscriber, unless such amendment, termination, or waiver applies to all Subscribers in the same fashion or such amendment or waiver does not disproportionately and adversely affect a Subscriber different than the other Subscribers.

6.10     Severability.  The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11     Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.12     Entire Agreement.  This Agreement (including the Exhibits hereto) and the Restated Certificate constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.14     No Challenge.  Subscriber agrees that Subscriber will receive confidential information about Company technology and IP.  Subscriber hereby agrees not (i) attempt to or cause any third party to challenge in any court, jurisdiction, legal proceeding, or administrative agency or proceeding the validity or enforceability of any Company IP including, without limitation, patent applications, patents, trademarks, copyrights, or registrations; (ii) directly, indirectly, or knowingly assist or direct any Third Party in an attempt to challenge the validity or enforceability of the Company IP except to comply with any court order or subpoena.

6.15     Non-Defamation.  Subscriber shall not, during the Term of this Agreement, nor at any time thereafter, directly or indirectly, in public or private, in any manner or in any medium whatsoever, deprecate, impugn or otherwise make any comments, writings, remarks or other expressions that would, or could be construed to, defame the Company or its reputations. Nor shall the Subscriber assist any other person, firm, or company in so doing.

6.16     Dispute Resolution.  The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Washington and to the jurisdiction of the United States District Court for the District of Washington for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Washington or the United States District Court for the District of Washington, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

6.17     WAIVER OF JURY TRIAL.  EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF

ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.18. <u>Attorneys' Fee</u>. Each Party shall be responsible for its own attorneys' fee for any court action at law or equity that is brought by one of the Parties to this Agreement to enforce or interpret the provisions of this Agreement.

*[Signature Page Follows]*

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__ .

Number of Shares: __[SHARES]__

Aggregate Purchase Price: $[AMOUNT]

**COMPANY:**

## Seattle Gummy Company

*Founder Signature*

Name: __[FOUNDER_NAME]__

Title: __[FOUNDER_TITLE]__

**Read and Approved (For IRA Use Only):**

**SUBSCRIBER:**

[ENTITY NAME]

*Investor Signature*

By: _____    By: _____

Name: __[INVESTOR NAME]__

Title: __[INVESTOR TITLE]__

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[    ] Accredited

[ X ] Not Accredited

**EXHIBIT A**

FORM OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

**FILED**

Secretary of State

State of Washington

Date Filed: 02/02/2021

Effective Date: 02/02/2021

UBI No: 604 012 687

**AMENDED AND RESTATED**

**CERTIFICATE OF INCORPORATION**

**OF**

**SEATTLE GUMMY COMPANY**

(Pursuant to RCW23B Washington Business Corporation Act)

Seattle Gummy Company, a corporation organized and existing under and by virtue of the provisions of the Washington Business Corporation Act of the State of Washington (the " **Washington Business Corporation Act**"),

**DOES HEREBY CERTIFY:**

**1.** That the name of this corporation is Seattle Gummy Company, and that this corporation was originally incorporated pursuant to the Washington Business Corporation Act on July 16, 2016.

**2.** That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

**RESOLVED**, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

**FIRST:** The name of this corporation is Seattle Gummy Company (the "**Corporation**").

**SECOND:** The address of the registered office of the Corporation in the State of Washington is 108 First Ave. S. Suite 408, Seattle, Washington 98104.

**THIRD:** The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Washington Business Corporation Act.

**FOURTH:** The total number of shares of all classes of stock, which the Corporation shall have authority to issue, is (i) 30,000,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**"), and (ii) 10,000,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

Work Order #: 2020122600680410 - 1

Received Date: 02/02/2021

Amount Received: $50.00

A.    COMMON STOCK

1.    Voting.  The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the Washington Business Corporation Act. There shall be no cumulative voting.  The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Washington Business Corporation Act.

B.    PREFERRED STOCK

All of the shares of the authorized Preferred Stock of the Corporation are hereby designated "**Preferred Stock**".  The rights, preferences, powers, privileges and restrictions, qualifications and limitations of the Preferred Stock are set forth below. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.    Dividend, Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1    Dividend. Holders of Preferred Stock shall be entitled to receive noncumulative dividends of 8% per annum, payable as, if and when declared by the Board.  No dividends shall be paid on the Common Stock prior to the full payment of the dividends set forth above.  For any additional dividends, the holders of Preferred Stock shall participate pro-rata with the Common Stock on an as-converted basis.

1.2    Distribution of Assets.

1.2.1    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, or any Deemed Liquidation Event (defined below), prior to and in preference to any other payments to holders of the Common Stock (defined below), the holders of Preferred Stock shall be entitled to receive an amount equal to the Applicable original purchase price per share of Preferred (as adjusted for stock splits, stock dividends, recapitalizations, etc.) plus the amount of all declared but unpaid dividend on each share of Preferred Stock, which shall be distributed ratably among the holders of Preferred Stock on a, pari passu basis, and in proportion to the full preferential amount each holder of

2

Work Order #: 2020122600680410 - 1
Received Date: 02/02/2021
Amount Received: $50.00

Preferred Stock is entitled to pursuant to this liquidation preference (the "Preferred Stock Liquidation Preference").

        1.2.2   The balance of any proceeds shall be distributed pro rata to holders of Common Stock.

        1.2.3   A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "**Deemed Liquidation Event**"), thereby triggering payment of the liquidation preferences described above unless the holders of a majority of the Preferred Stock elect otherwise.

    2.     Voting.

       2.1   General.  On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

       2.2   Election of Directors.  The holders of record of the shares of Preferred Stock exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Preferred Directors**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation.  Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 2.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock, Preferred Stock and of any other class or series of voting stock, exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation.  At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a

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quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 2.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 2.2.

2.3    Preferred Stock Protective Provisions. At any time when any shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of the majority of the outstanding shares of Preferred Stock ("**Requisite Preferred Holders**"), given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

2.3.1    adversely and materially alter or change the rights, preferences or privileges of the Preferred Stock as a class or the rights, preference and privileges of any series of Preferred Stock in a manner that disproportionately affects such series relative to other then outstanding series of Preferred Stock; or

2.3.2    increase the authorized number of shares of any then outstanding series of Preferred Stock; or

2.3.3    create any new class or series of shares having rights, preferences or privileges senior to the Preferred Stock; or

2.3.4    approve the purchase, redemption or other acquisition of any Common Stock, other than repurchases pursuant to stock restriction agreements approved by the Board that grant to the Company a right of repurchase upon termination of the service or employment of a consultant, director or employee; or

2.3.5    authorize the payment of a cash dividend to any holders of any class or series of capital stock; or

2.3.6    an act resulting in a Deemed Liquidation Event; or

2.3.7    approve the liquidation or dissolution of the Company; or

2.3.8    liquidate, dissolve or wind-up the affairs of the Corporation, or effect any merger or consolidation or consent to any of the foregoing;

2.3.9    amend, alter, or repeal any provision of the Certificate of Incorporation or the Corporation's Bylaws;

2.3.10    create or authorize the creation of or issue or obligate itself to issue any other security convertible into or exercisable for any equity security, having

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rights, preferences or privileges senior to or on parity with the Preferred Stock, or increase the authorized number of shares of Preferred Stock; or

2.3.11 increase or decrease the authorized number of directors constituting the Board of Directors;

3. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

3.1 Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of Conversion. The "**Conversion Price**" per share for the Preferred Stock shall initially be equal to Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly

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executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price of the Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

3.3.4   No Further Adjustment. Upon any such conversion, no adjustment to Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

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3.3.5 <u>Taxes</u>. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this <u>Section 3</u>. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

3.4 <u>Adjustments to Conversion Price for Diluting Issues</u>.

3.4.1 <u>Special Definitions</u>. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to <u>Subsection 3.4.3</u> below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by <u>Subsection 3.5</u>, <u>3.6</u>, <u>3.7</u> or <u>3.8</u>;

(ii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to the Corporation's 2016 Equity Incentive Plan or another plan, agreement or arrangement, in each case if such plan, agreement or arrangement and the number of shares of Common Stock

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issuable thereunder have been approved by the Board of Directors of the Corporation;

(iii) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(iv) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation; or

(v) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

3.4.2 No Adjustment of Conversion Price.

(a) No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Preferred Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(b) There will be no adjustment to the Conversion Price of the Preferred Stock for issuances of (i) shares of Preferred Stock issued in the same Series, (ii) shares of Common Stock issued upon conversion of Preferred Stock, (iii) shares of Common Stock or options issued to employees, consultants or directors in accordance with plans approved by the Board, (iv) shares issued upon exercise of options or warrants existing on the Closing Date, (v) shares of Common Stock issued as a dividend or distribution on Preferred Stock, (vi) shares of Common issued in a Qualified Public Offering, (vii) shares of Common Stock issued or issuable pursuant to an acquisition of another corporation by the Company provided such acquisition is approved by the Board, (viii) shares issued or issuable pursuant to

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equipment lease and bank financing arrangements approved by the Board, (ix) shares issued in transactions of primarily a strategic not financial nature, as determined by the Board, (x) shares of Common Stock issued to suppliers of goods or services pursuant to transactions approved by the Board; or (xi) shares of Common Stock that are otherwise excluded by vote or written consent of holders of at least a majority of Preferred Stock (the foregoing issuances described in subsections (i) through (xi) shall be referred to as the "**Exempted Issuances**").

### 3.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Subsection 3.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms

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of Subsection 3.4.4 (either because the consideration per share (determined pursuant to Subsection 3.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 3.4.3(a) shall be deemed to have been issued upon such increase or decrease becoming effective.

(d)     Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 3.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)     If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 3.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 3.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Subsection 3.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

3.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 3.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to the

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consideration per share received by the Corporation for such issue or deemed issue of the Additional Shares of Common Stock.

3.4.5 <u>Determination of Consideration</u>. For purposes of this <u>Subsection 3.4</u>, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) <u>Cash and Property</u>: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) <u>Options and Convertible Securities</u>. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to <u>Subsection 3.4.3</u>, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise

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of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.4.6 <u>Multiple Closing Dates</u>. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of <u>Subsection 3.4.4</u>, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.5 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.6 <u>Adjustment for Certain Dividends and Distributions</u>. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall

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have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

3.7     Certificate as to Adjustments.    Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.  The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

3.8     Notice of Record Date.  In the event:

(a)     the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)     of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation; or

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(c)    of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

4.    Preferred Stock Mandatory Conversion Time.

4.1    Trigger Events.    Upon the earlier of (a) such time that a registration statement under the Securities Act of 1933, as amended, filed by the Corporation with the Securities and Exchange Commission (the "SEC") in connection with a firm commitment underwritten public offering of its Common Stock to the public is declared effective by the SEC and (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Preferred Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 3.1.1 and (ii) such shares may not be reissued by the Corporation.

4.2    Procedural Requirements.    All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 4. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 4.1, including the rights, if any, to receive notices and vote (other than

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as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 4.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock and Preferred Stock accordingly.

5. Waiver. Except as otherwise specifically set forth herein or as required under the Washington Business Corporation Act, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Preferred Holders.

6. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Washington Business Corporation Act, and shall be deemed sent upon such mailing or electronic transmission.

**FIFTH:** Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

**SIXTH:** Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

**SEVENTH:** Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**EIGHTH:** Meetings of stockholders may be held within or without the State of Washington, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Washington at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

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Amount Received: $50.00

**NINTH:** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Washington Business Corporation Act or any other law of the State of Washington is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Washington Business Corporation Act as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

**TENTH:** To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which Washington Business Corporation Act permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by the Washington Business Corporation Act.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

**ELEVENTH:** The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee or founder of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

**TWELFTH:** Unless the Corporation consents in writing to the selection of an alternative forum, a Washington court in the State of Washington shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Washington Business Corporation Act or the Corporation's certificate of incorporation or

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Amount Received: $50.00

bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which a Washington court determines that there is an indispensable party not subject to the jurisdiction of a Washington court (and the indispensable party does not consent to the personal jurisdiction of a Washington court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than a Washington court, or for which a Washington court does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3.	That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this Corporation in accordance with RCW23B.10 of Washington Business Corporation Act.

4.	That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with RCW23B.10 of Washington Business Corporation Act.

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Amount Received: $50.00

**IN WITNESS WHEREOF**, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on February 20, 2018.

By:_____

Name: Feng Wan

Title: President

Work Order #: 2020122600680410 - 1
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Amount Received: $50.00

# CERTIFICATE OF AMENDMENT

## TO

## THE AMENDED AND RESTATED ARTICLES OF INCORPORATION

## OF

## SEATTLE GUMMY COMPANY

Pursuant to the provisions of the Washington Business Corporation Act and RCW 23B.10.070, the undersigned corporation hereby submits this Certificate of Amendment to the Articles of Incorporation for filing.

1.  The name of the corporation is Seattle Gummy Company
2.  The text of paragraph 1 of Article IV shall be deleted in its entirety and replaced with the following (the "Amendment"):

    ARTICLE IV: The total number of shares of all classes of stock, which the Corporation shall have authority to issue, is (i) 30,000,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**"), and (ii) 10,000,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**").

3.  The Amendment does not provide for an exchange, reclassification or cancellation of issued shares.
4.  The Amendment was duly approved by the board of directors of the corporation on February 24, 2020.
5.  The Amendment was approved by the board of directors of the corporation in accordance with the provisions of RCW 23B.10.020(4)(a) and shareholder action was not required.

DATED: February 24, 2020

Seattle Gummy Company

By: _Connie Wan_

Connie Wan

Secretary

Work Order #: 2020122600680410 - 1
Received Date: 02/02/2021
Amount Received: $50.00